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                   Bausch & Lomb Incorporated

                           Exhibit 12

     Statement Regarding Computation of Ratio of Earnings to
                          Fixed Charges

                  (Dollar Amounts In Millions)


                                          March 27,        December 26,
                                            1999               1998
Earnings before provision of income
   taxes and minority interests             $43.3            $130.4

Fixed charges                                24.9             102.6

Capitalized interest, net of current
   period amortization                        0.1               0.3

Total earnings as adjusted                  $68.3            $233.3

Fixed charges:
  Interest (including interest expense
  and capitalized interest)                 $24.5            $100.7

Portion of rents representative of
  the interest factor                         0.5               1.9

Total fixed charges                         $25.0            $102.6

Ratio of earnings to fixed charges            2.7               2.3<F1>


<F1> Excluding the effects of restructuring charges, impairment of goodwill and purchased in-process research & development expense and a gain from the sale of the skin care product line recorded in 1998 the ratio of earnings to fixed charges at December 26, 1998 would have been 3.1.
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